The Performance Alternative

Not For Public Distribution – For Institutional Use Only

On Target and On Your Side

Greater Transparency in the ETF Marketplace

Today's "new normal" market is complex – markets are increasingly interconnected and the challenges investors and traders face to both monitor and adjust their portfolios is nonstop. The constant expansion of the ETF marketplace has increased choice but it has not made the investor's job easier. AccuShares agrees that more investment choices are better, but that new choices are best directed at reducing complexity and increasing transparency.

Each AccuShares fund's return is based on an objectively derived index – not a manager's ability to replicate it.

The world of ETFs has no shortage of sophistication, but we believe it does have a shortage of transparency.

AccuShares allows investors to:

- Have predictable cost of ownership and transparency in returns
- Gain spot index exposure
- Have the ability to trade both Up and Down shares — Take advantage of opportunity in any market

AccuShares employs the ETF format to create a series of suites of products that are designed to target spot indices – fund shares based on a spot target index without the complexities and costs of managing securities, futures or derivatives in the fund. This innovative framework is designed to create a new level of transparency for exchange traded product investors.

For the first time in the ETF marketplace, long awaited indices will be accessible via fund shares in areas such as:

- Spot S&P 500® volatility (CBOE® Volatility Index - the VIX®)
- Spot oil
- Spot natural gas

Each AccuShares fund's return is based on an objectively derived index – not a manager's ability to replicate it.

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Not For Public Distribution – For Institutional Use Only

AccuShares Versus Other ETFs

Spot index returns for volatility and commodity asset classes

ETFs currently enable traders and investors to execute long, short, and numerous other exposures across a wide range of indices. The ability to margin, borrow and short-sell ETF shares, in addition to the active market for geared and inverse funds, all makes the ETF a highly versatile trading tool.

Despite the rapid growth in ETF development, investors still face limitations in accessing indices away from mainstream stocks and bonds.

Equity volatility and commodities are prime examples where the conventional ETF format introduces limitations in performance and transparency.

AccuShares funds are an ETF innovation designed to deliver returns on indices based on spot movements.

Most ETFs seek to generate returns to their shareholders by having the fund purchase investment products in the market place. They generally source their positions from traders, dealers and banks. Typically, equity funds require sellers of stock, commodity funds require sellers of futures, and derivative-based funds require professional counterparties to take the other side of a fund's position – all ETFs need to source "the other side" of their exposure – sometimes daily.

AccuShares disintermediates the futures pits and dealing desks and gets positions from the ETF market itself.

AccuShares disintermediates the futures pits and dealing desks and gets positions from the ETF market itself. AccuShares funds invest only in cash and cash equivalent securities and returns come from an algorithmic approach of allocating the assets of each Fund to its shareholders. ETF investors of all types are able to trade and invest through the shares in both the long and short (or the "Up" and "Down") side of each index.

AccuShares strives to largely eliminate the costs relating to the sourcing, trading, and maintenance of securities, futures, or other derivatives positions in the fund.

AccuShares combines the cash creation, cash redemption and arbitrage mechanisms of conventional ETFs with a precise algorithmic share-based approach to generating share value returns.

Not For Public Distribution – For Institutional Use Only

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Have Predictable Cost of Ownership and Transparency in Returns

Careful security selection is one of the most important steps to achieving targeted performance. Once a trader or investor has determined an exposure and direction, he must identify those securities best aligned with the targeted exposure and direction.

In the case of an ETF, an investor should carefully consider the intended return goals of a fund and how the fund plans to achieve the performance implied by its name.

Three critical questions:

1. *How does the ETF go about achieving the exposure disclosed in its name and description?*
2. *Has the ETF achieved the exposure with reasonable accuracy over time (appreciating that past performance is not an indicator of future performance)? and*
3. *Can the investor be reasonably confident that the ETF's design and management will deliver the implied exposure over time?*

Three critical questions:

- How does the ETF go about achieving the exposure disclosed in its name and description?
- Has the ETF achieved the exposure with reasonable accuracy over time (appreciating that past performance is not an indicator of future performance)? and
- Can the investor, be reasonably confident that the ETF's design and management will deliver the implied exposure over time?

Having selected a particular ETF, the investor might expect an ETF's name and sector to be a reasonable indicator of performance. For example, a fund linked to oil should be directly responsive to movements in the price level of oil and a fund linked to VIX should be directly responsive to changes in the level of the VIX.

Other ETFs and ETNs have limitations in the instruments available for return generation. ETFs which are based on standard stock or bond indices usually hold the actual stocks or bonds of the underlying index. In contrast, funds linked to indices such as volatility, energy, and commodities

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Not For Public Distribution – For Institutional Use Only

generally rely on futures, options on futures, and other derivatives to seek to generate their targeted return. While the complexities of futures, options on futures, and other derivative strategies are numerous, several important considerations for ETF and ETN investors are expiration, term structure, and trade execution.

Because futures and options contracts repeatedly expire, other funds must continuously trade out of expiring contracts and into new contracts; i.e., funds sell currently expiring futures for new futures further out the term structure (“rolling futures”). The difference in value between the expiring contracts and the market cost of the new contracts creates unpredictable returns. In many ETFs and ETNs, the buying and selling of futures may be a daily burden potentially compounding unintended effects.

In addition to the unpredictability of varying reinvestment, futures trading may also expose a fund to the risk of professionals trading in anticipation of a fund’s required re-trading and rebalancing leading to a performance drag which may not be easily observed or measured.

Not For Public Distribution – For Institutional Use Only

Gain Spot Index Exposure

In order to address futures related re-trading and rebalancing complexities of early generation ETFs, a number of ETFs have been launched with a "later-generation" strategy in futures and options management. These later-generation funds attempt to reduce the effects associated with futures and options contract trading by holding longer dated contracts and by executing less frequent trades over longer-dated contracts.

AccuShares funds are linked to spot indices and avoid many of the complexities and trade-offs of later generation ETFs.

Other later-generation ETFs use internal algorithms to "optimize" a fund's contract trading by dynamically selecting those contracts along the term structure which minimize futures trading costs. While these later-generation ETF methods generally succeed in reducing an ETFs hedging and roll expense, the methods also generally reduce the ETFs responsiveness to its targeted index:

An investor expecting a $10 gain from a $10 move in the index, may only see a $3 gain from a $10 move in the index because of the over-engineering in the later generation ETFs.

Reduced responsiveness in later-generation ETFs may require either a concession in desired performance or the need to dramatically increase investment size.

AccuShares funds are linked to spot indices and avoid many of the complexities and trade-offs of later generation ETFs.

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Not For Public Distribution – For Institutional Use Only

Designed to Take Advantage of Opportunity in Any Market

Have the ability to trade both Up and Down shares

AccuShares Up shares will seek to provide the performance of underlying index, while the Down shares will seek to provide the inverse of that index's performance.

Inverse ETFs and ETNs are purchased by investors who desire the inverse return of the targeted index. For example, a fund targeting inverse oil is designed to increase in value when oil prices drop and to decrease in value when oil prices rise; i.e., a "short" position in the related index. Inverse funds are commonly used to express a short-term view, to effect a hedge or other mitigation of risk, or for portfolio optimization.

"Am I getting all of the components of return, and is there anything I am missing?"

Inverse positions have nuances and properties not present in standard "long" positions. Investors and traders should take extra care to determine the manner in which an inverse return is created. Specifically every investor, and particularly inverse investors, should ask:

"Am I getting all of the components of return, and is there anything I am missing?"

While investors are widely taught that a +10% return day followed by a –10% return day is not equal to a zero return – for a "long" side investor it's actually negative:

$$\$100 \times (1 + 10\%) \times (1 - 10\%) = \$99 \neq \$100$$

They are generally not taught that a +10% return day followed by a –10% return day is also not equal to a zero return – for an inverse or "short" side investor—it's actually positive:

$$(\$100) \times (1 + 10\%) \times (1 - 10\%) = (\$99) \neq (\$100)$$

That is, while a variability in daily returns has an adverse effect for a "long" side investor (i.e., an investor loses $1 as in the top example), a variability of daily returns has a beneficial effect for inverse or "short" side investors – that is, a short worth –$100, declines in value to –$99 generating a $1 gain to the inverse investor in the lower example.

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A condition not widely highlighted by the ETF industry is that a “short” or inverse investor should benefit from variability in returns from day to day.

This effect of a $1 change over a +10%, and then –10% day is often called “volatility drag.” A positive or “long” position (i.e., “+1x” or “+2x”) is adversely affected by volatility drag, and a “short” or inverse position (i.e., “–1x”) should benefit from it. The effect of varying daily returns is an important component of the overall return experience of an inverse or “short” investor and trader.

AccuShares Down shares do not rebalance or otherwise compound index moves, they seek to maintain the benefits that should accrue to the “short” or inverse investor.

A widely publicized constraint in inverse and geared ETFs is the requirement for daily rebalancing relating to market and index moves. The general tradeoffs made by conventional inverse and geared ETFs is to rebalance fund assets daily and to continuously alter market exposure through a “buy high, sell low” strategy. While the tracking errors in both geared and inverse funds are well-publicized, the “volatility drag” effect is largely undisclosed and under-reported.

Generally, the daily rebalancing in conventional ETFs and ETNs not only strips the inverse investor of the benefit relating to up-and-down moves, but it also imposes a volatility drag cost such that what should be a $1 gain as in the above example, becomes a $1 loss – a $2 adverse swing in a market where the sum of the returns (+10% and –10%) is 0%.

Not For Public Distribution – For Institutional Use Only

AccuShares Enhancement for Accurate Tracking Potential

Corrective distribution designed to reduce or eliminate excessive deviations between trading prices and share values based on a fund's index

AccuShares funds incorporate a unique mechanism to help prevent the trading prices of the shares from deviating too far from their index-based values.

Closing exchange prices of each share class of each fund will be monitored daily for deviations from their index based values. If trading prices for the shares are above or below the index-determined target value in excess of preset thresholds for multiple trading days (e.g., a difference of 10% or more over 3 trading days), a fund will execute a corrective distribution (a "Corrective Distribution" – see additional details in the prospectus for each fund under "The Arbitrage Mechanism and Corrective Distribution").

The Corrective Distribution is a supplemental feature designed to step-in where normal market maker activity and arbitrage is insufficient or has failed to deliver accurate trading prices to investors and traders.

AccuShares funds incorporate a unique mechanism to help prevent the trading prices of the shares from deviating too far from their index-based values.

Not For Public Distribution – For Institutional Use Only

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Finding the Suite Spot

AccuShares at Launch: The Initial Offerings

AccuShares will launch three suites of products in successive waves in the first quarter of 2014 that are all designed to deliver spot index returns to investors and to remove the daily compounding effect for those investors choosing to take an inverse position. All product offerings will include both Up and Down shares. The Up shares will seek to provide the performance of underlying index, while the Down shares will seek to provide the inverse of that index’s performance.

This initial launch of products has been designed to provide investors access to volatility and commodity asset classes where current ETF and ETN choices have limitations.

AccuShares’ initial suite of products will include:

ccVolatility

The AccuShares Spot CBOE® VIX® Fund – Up and Down Shares [Tickers: VXUP, VXDN]

The AccuShares Spot CBOE VIX Fund will seek to track the spot price of the CBOE Volatility Index, commonly known as “the VIX.” The CBOE Volatility Index is a calculation of near-term volatility in the broad-based equity market.

ccEnergy

AccuShares S&P GSCI® Crude Oil Spot Fund – Up and Down Shares [Ticker: SPTU, SPTD]

The AccuShares Crude Oil Spot Fund will seek to track the spot price of West Texas Intermediate (“WTI”) crude oil, as provided by the S&P GSCI Spot Crude Oil Index.

AccuShares S&P GSCI® Brent Oil Spot Fund – Up and Down Shares [Ticker: BRTU, BRTD]

The AccuShares Brent Oil Spot Fund will seek to track the spot price of Brent crude oil, as provided by the S&P GSCI Spot Brent Crude Oil Index.

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Not For Public Distribution – For Institutional Use Only

The AccuShares S&P GSCI® Natural Gas Spot Fund – Up and Down Shares [Ticker: NGUP, NGDN]

The AccuShares S&P GSCI Natural Gas Spot Fund will seek to track the spot price of Henry Hub natural gas, as provided by the S&P GSCI Spot Natural Gas Index.

ccBroad Commodities

AccuShares S&P GSCI® Spot Fund – Up and Down Shares [Ticker: GSCU, GSCD]

The AccuShares S&P GSCI Spot Fund will seek to track the price of the S&P GSCI Spot Commodities Index, a broad basket of 24 physical commodities whose weights are calculated on a world production basis.

The AccuShares S&P GSCI® Agricultural and Livestock Spot Fund –Up and Down Shares [Ticker: AGUP, AGDN]

The AccuShares S&P GSCI Agricultural and Livestock Spot Fund will seek to track the spot price of a basket of agricultural commodities, as provided by the S&P GSCI Spot Agriculture and Livestock Index.

The AccuShares S&P GSCI® Industrial Metals Spot Fund – Up and Down Shares [Ticker: MTLU, MTLD]

The AccuShares S&P GSCI Industrial Metals Spot Fund will seek to track the spot price of a basket of industrial metals, as provided by the S&P GSCI Industrial Metals Index.

These products may not be appropriate for all investors.

Not For Public Distribution – For Institutional Use Only

Spot Indices

Eliminating Asset Complexities and Term Structure to Better Target Returns

AccuShares funds are a tool designed to target Beta, while seeking to remove many unintended market factors and improving transparency.

The funds track various S&P Commodity Indices and the CBOE Volatility Index ("the VIX"), which are all linked to spot values. Thus these indices do not reflect the trading in and out of futures contracts. We believe that the removal of asset complexities and term structure allows AccuShares funds to better target returns on spot indices.

The S&P GSCI Spot Commodity Indices follow the "Spot Index" methodology as described in the S&P GSCI Handbook. The daily value of the S&P GSCI Spot Commodity Indices are calculated solely on the basis of commodity production weightings and the daily contract prices of a near contract, and do not reflect any roll yield. They are an effective measure of spot prices for the related commodities. The CBOE Volatility Index is a spot measure of volatility. The VIX uses near-term and next-term SPX options to produce a constant, 30-day measure of S&P 500® expected volatility. The VIX does not reflect any roll yield in option contract turnover.

AccuShares believes that well-structured Beta is the cornerstone of achieving Alpha.

- Alpha – performance presented on a risk-adjusted basis – is widely regarded as the real measure of a strategy or manager performance, because it benchmarks return results against the risk taken.
- Beta is a statistical measure of the sensitivity of a security to changes in a market index. For example, the Beta for an accurate S&P 500® ETF in relation to the S&P 500® index should be approximately 1.
- AccuShares funds are a tool designed to target Beta, while seeking to remove many unintended market factors and improving transparency.

The ability of investors to realize Beta in newfound spot indices is expected to make AccuShares an important part of many investors' and traders' toolkits.

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Not For Public Distribution – For Institutional Use Only

Your Job: Spotting Opportunity
Our Job: Delivering It

Potential Benefits of the AccuShares Methodology

The AccuShares model may offer several benefits over current ETF and ETN options, including:

- **No need to utilize futures in the funds.**
  No costs and complexities related to investing in futures. Without the need to purchase futures contracts, funds and their share values are no longer affected by roll costs or curve dynamics. Fund management is not at the mercy of market participants pre-positioning a predictable roll schedule.

- **Short exposure designed for direct index inverse correlation.**
  Down shares seek to provide the direct inverse of an index, not the inverse of an index's rebalanced daily returns.

- **Reduced overall expenses over current ETF alternatives.**
  AccuShares funds do not roll futures, rebalance swaps, or otherwise engage in the kind of securities trading that may lead to unseen significant expenses and erode investor returns.

- **Reduced tax complexity.**
  Many futures-based funds issue Schedule K-1 forms for tax reporting. AccuShares funds, however, issue 1099s, thus greatly simplify tax reporting for investors.

- **Simplified access to markets.**
  Unlike futures positions and shorting securities, AccuShares funds are fully paid and require no margin calls, no need to roll from one contract to the next and no need for stock lending. Nor are special brokerage accounts required to purchase the shares. AccuShares funds may be bought and sold on an exchange, just like most other ETFs or ETNs.

- **Reduced unintended counterparty or credit risk.**
  Many derivatives based ETFs and ETNs that track indices rely on unsecured (or partially-secured), swaps and other derivatives, which may introduce unintended credit risk.

AccuShares funds may not be appropriate investments for all investors, and are not money-market type investments. There are risks associated with the investment products. AccuShares funds are designed for investors interested in active monitoring and managing of the fund holdings.

Not For Public Distribution – For Institutional Use Only

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Not an Offer; Emerging Growth Company:

This summary description does not constitute an offer of any securities for sale. The information contained in this summary description is not complete and may be changed. A Fund may not sell the securities described herein until a registration statement is filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC. This summary description is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted. An investment in these securities involves significant risks. Before investing, you should thoroughly and carefully read the description of these risks and the other information in a Fund’s prospectus once the prospectus becomes available.

The Trust is an emerging growth company. The Trust and its sponsor are delivering this summary solely to “qualified institutional investors” and “accredited investors,” as such terms are respectively defined in Rule 144A and Rule 501(a) promulgated under the Securities Act of 1933 (the “Securities Act”), to determine whether such investors might have an interest in a contemplated offering of these securities before the filing of a registration statement with respect to these securities with the SEC. This summary description does not constitute a prospectus and any sales or deliveries of these securities must be accompanied or preceded by a prospectus that meets the requirements of Section 10(a) of the Securities Act. The Trust and the sponsor intend the use of this summary to comply with Section 5(d) of the Securities Act as a written communication defined in Rule 405 promulgated under the Securities Act.

Key Risk Factors:

Investing in a Fund involves substantial risk and high volatility, including possible loss of entire principal. Receipt of distributions of cash or shares will reduce an investor’s opportunity for gains in subsequent periods. Special Distributions will alter the timing of distributions to investors and reduce an investor’s opportunity for gains in subsequent periods. A Corrective Distribution will eliminate an investor’s opportunity for gains relating to the Underlying Index if an investor fails to rebalance his/her investments. Net income distributions may not occur. Decreases in Class Values per Share from distributions and/or net losses may reduce Class Values per Share leading to an adverse effect on the liquidity of the market for a Fund’s Shares and may deplete a Fund’s assets.

Disclosures:

AccuShares Commodities Trust I is a Delaware statutory trust organized by AccuShares Investment Management LLC, the trust’s sponsor, into separate Fund series. Neither the Fund nor the Trust is an investment company under the Investment Company Act of 1940 or is subject to regulation under the Commodities Exchange Act or by the Commodity Futures Trading Commission and investors in the Fund are not afforded protection under such laws and regulations. Each Fund’s shares represent fractional undivided interests in and ownership of that Fund only. Each Fund will offer its shares on a continuous basis and be listed on the NASDAQ OMX.

The Funds are not intended to be used as long-term passive investment vehicles. The Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date.

Exposure to changes in an Underlying Index will be achieved through the allocation of the Fund’s liquidation value to each of its share classes and the resulting distribution to Fund shareholders of cash or cash and paired Up and Down Shares on prescribed distribution dates. A Fund’s Up Shares will be entitled to a distribution when the Fund’s Underlying Index has increased as of specified dates (“Regular Distributions”) or by 75% (“Special Distributions”). Similarly, a Fund’s Down Shares will be entitled to Regular or Special Distributions when the Underlying Index has declined. Any Regular or Special Distribution will have a

Not For Public Distribution – For Institutional Use Only

total value equal to the favorable, but no more than 90%, Underlying Index change since the previous distribution date or since the Fund’s inception in the case of the first distribution. Regular and Special Distributions are expected to be made principally in cash, though the sponsor reserves the right to make all or any part of any such distribution in paired shares, especially where further cash distributions would have an adverse effect on the liquidity of the market for the Fund’s shares. After the first six months of a Fund’s share trading, such distributions will be made in paired shares if a Fund’s assets are $25 million or less. The share class having an adverse experience from Underlying Index changes will receive no Regular or Special Distribution and will experience dilution in value caused by the distribution to the opposing share class. Corrective distributions of shares (“Corrective Distributions”) may occur if the Fund’s share classes’ exchange trading prices deviate persistently from the value per share representing their share class’ relative portion of the Fund’s liquidation value (“Class Value per Share”). See “Investment Objectives,” “Distributions and Distribution Dates,” and “Description of the Shares & Certain Terms of the Trust Agreement.”

Each Fund will hold only cash, short-dated U.S. Treasuries or eligible repurchases agreements collateralized by U.S. Treasuries. The Fund will not invest in commodities, futures, swaps, or other derivatives.

Fund Shares are not individually redeemable and will be issued and redeemed at their Class Value per Share only through certain authorized broker dealers in blocks of Shares called creation units, consisting of 25,000 Up Shares and 25,000 Down Shares. All other investors may only buy or sell a Fund’s shares in the secondary market at current market prices and may incur fees or brokerage commissions on their transactions. A Fund’s Up and Down Shares will trade separately.

The Funds have been designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date. Investors in a Fund who wish to maintain a maximum exposure, a targeted absolute exposure, or a targeted relative exposure to such Fund’s Underlying Index over multiple Distribution Dates should reassess their positions following all cash, share and Net Income Distributions, and all Fund resets relating to the Share Index Factors. The Funds will not compound investor gains or otherwise rebalance investor positions to maximize investor exposure. The Funds are designed to make Regular Distributions of cash and in some cases shares to facilitate regular distribution of investor gains and to promote a deliberate and regular reassessment by investors of their investment in the Funds.

Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund’s Underlying Index as well as a reduced opportunity for gain and loss.

Disclaimers:

The VIX® is a product of The Chicago Board Options Exchange Incorporated (“CBOE®”) which is licensed by S&P Dow Jones Indices LLC (“SPDJI”) to AccuShares Investment Management LLC in connection with the AccuShares Spot CBOE VIX Fund. Standard & Poor’s®, S&P® , S&P 500® , and S&P GSCI® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index® and VIX® are registered trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”); and, these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by AccuShares Investment Management LLC. None of the AccuShares Funds including the AccuShares Spot CBOE VIX Fund are sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates or their third party licensors (including CBOE) and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the CBOE Volatility Index or any other index.

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THE PERFORMANCE ALTERNATIVE

accushares.com | 203.989.4969 | info@accushares.com

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